UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

InFocus Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

45665B106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,980,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,980,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,980,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,980,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,980,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,980,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON MICHAEL A. NERY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,980,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,980,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45665B106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, no par value per share (the “Shares”), of InFocus Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 27500 SW Parkway Avenue, Wilsonville, Oregon 97070.

Item 2.	Identity and Background.

(a)           This statement is filed by Nery Capital Partners, L.P., a Delaware limited partnership (“Nery Capital”), Nery Asset Management, LLC, a Delaware limited liability company (“Nery Asset Management”), Nery Capital Management, L.L.C., a Delaware limited liability company (“Nery Capital Management”), and Michael A. Nery (“Mr. Nery”).  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 263 Stratford Road, Asheville, North Carolina 28804.

(c)           The principal business of Nery Capital is providing investment management services to private individuals and institutions.  The principal business of Nery Asset Management is acting as the investment advisor of Nery Capital.  The principal business of Nery Capital Management is acting as the general partner of Nery Capital.  Mr. Nery serves as the manager of each of Nery Asset Management and Nery Capital Management.

(d)           No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Nery is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Nery Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 3,980,000 Shares beneficially owned by Nery Capital is approximately $5,932,620, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares because the Reporting Persons’ believe that the Common Stock of the Issuer is undervalued and represented an attractive investment opportunity.  The Reporting Persons originally acquired its interest as a passive investment.  However, on November 5, 2008, following the Reporting Persons’ evaluation of the Issuer’s financial performance and in light of the Issuer’s decreasing stock value, the Reporting Persons decided that it may seek to contact the Issuer’s Board of Directors (the “Board”) or their management in order to engage in discussions with members of the Board or their management with respect to, among other things, steps that the Issuer could take to improve the Issuer’s financial condition and increase shareholder value.

CUSIP NO. 45665B106

The Reporting Persons continue to believe that the Shares are undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, having discussions with other stockholders, engaging in discussions and making suggestions to the Board and the management of the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 40,739,516 Shares outstanding, as of August 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2008.

As of the date hereof, Nery Capital beneficially owns 3,980,000 Shares, constituting approximately 9.8% of the Shares outstanding.  Nery Asset Management, as the investment advisor of Nery Capital, may be deemed to beneficially own the 3,980,000 Shares owned by Nery Capital, constituting approximately 9.8% of the Shares outstanding.  Nery Capital Management, as the general partner of Nery Capital, may be deemed to beneficially own the 3,980,000 Shares owned by Nery Capital, constituting approximately 9.8% of the Shares outstanding.  Mr. Nery, as manager of each of Nery Asset Management and Nery Capital Management, may be deemed to beneficially own the 3,980,000 Shares owned by Nery Capital, constituting approximately 9.8% of the Shares outstanding.  Each of Nery Asset Management, Nery Capital Management and Mr. Nery disclaims beneficial ownership of the Shares beneficially owned by Nery Capital, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Nery Asset Management and Nery Capital Management, Mr. Nery has the sole power to vote and dispose of the Shares beneficially owned by Nery Capital reported in this Schedule 13D.

CUSIP NO. 45665B106

(c)           Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 6, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and among Nery Capital Partners, L.P., Nery Asset Management, LLC, Nery Capital Management, L.L.C., and Michael A. Nery, dated November 6, 2008.

CUSIP NO. 45665B106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008	NERY CAPITAL PARTNERS, L.P.

	By:	Nery Capital Management, L.L.C.
General Partner

By:	/s/ Michael A. Nery
Name: Michael A. Nery,
Title: Manager

NERY ASSET MANAGEMENT, LLC

By:	/s/ Michael A. Nery
Name: Michael A. Nery,
Title: Manager

NERY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Michael A. Nery
Name: Michael A. Nery,
Title: Manager

/s/ Michael A. Nery
MICHAEL A. NERY

CUSIP NO. 45665B106

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

NERY CAPITAL PARTNERS, L.P.

100	1.4490	09/12/2008
100	1.3900	09/12/2008
13,300	1.3979	09/12/2008
49,900	1.4000	09/12/2008
10	1.3970	09/16/2008
2,980	1.3425	09/16/2008
30,602	1.3493	09/17/2008
16,400	1.3187	09/18/2008
29,010	1.3000	09/23/2008
50,008	1.3496	09/23/2008
855	1.2800	09/24/2008
100,990	1.2998	09/24/2008
19,145	1.2989	09/25/2008
211,872	1.2699	09/29/2008
60,330	1.2996	09/30/2008
50,000	1.2950	10/01/2008
227,798	1.2999	10/01/2008
20,000	1.2950	10/02/2008
134,477	1.2998	10/02/2008
10,523	1.2879	10/03/2008
199,162	1.3000	10/03/2008
2,664	1.2300	10/06/2008
5,936	1.2365	10/06/2008
6,400	1.2380	10/06/2008
6,973	1.2000	10/06/2008
10,000	1.2200	10/06/2008
12,015	1.2688	10/06/2008
25,000	1.2441	10/06/2008
27,823	1.2592	10/06/2008
40,000	1.2601	10/06/2008
50,000	1.2490	10/06/2008
56,000	1.2700	10/06/2008
25,000	1.1391	10/08/2008
13,027	1.1481	10/09/2008
25,000	1.1500	10/09/2008
30,000	1.1448	10/09/2008
300	0.9700	10/14/2008
7,300	0.9220	10/14/2008
8,400	0.9350	10/14/2008
10,200	0.9300	10/14/2008
20,950	1.0000	10/14/2008
1,300	0.9862	10/15/2008
31,550	0.9995	10/15/2008

CUSIP NO. 45665B106

NERY ASSET MANAGEMENT, LLC
None

NERY CAPITAL MANAGEMENT, L.L.C.
None

MICHAEL A. NERY
None